# Heroic Enterprises, Public Benefit Corporation

**A Delaware Public Benefit Corporation**

Financial Statement and Independent Auditor's Report
November 13, 2020 (inception)

# HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

## TABLE OF CONTENTS

To the Board of Directors of
Heroic Enterprises, Public Benefit Corporation
Austin, Texas

# INDEPENDENT AUDITOR'S REPORT

## Report on the Financial Statements

We have audited the accompanying balance sheet of Heroic Enterprises, Public Benefit Corporation (the "Company") as of November 13, 2020 (inception) and the related notes to the financial statement.

## Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Heroic Enterprises, Public Benefit Corporation as of November 13, 2020 (inception), in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Artesian CPA, LLC**
Denver, Colorado
March 22, 2021

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
## BALANCE SHEET
**As of November 13, 2020 (inception)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Subscription receivable | $ | 500 |
| Total Current Assets | | 500 |
| | | |
| Non-Current Assets: | | |
| Intangible asset - website | | 21,999 |
| Total Non-Current Assets | | 21,999 |
| | | |
| TOTAL ASSETS | $ | 22,499 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Current Liabilities: | | |
| Due to related party | $ | 21,999 |
| Total Current Liabilities | | 21,999 |
| | | |
| Stockholder's Equity: | | |
| Common Stock, $0.001 par, 1,000,000 shares authorized, 500,000 shares issued and outstanding as of November 13, 2020 (inception) | | 500 |
| Total Stockholder's Equity | | 500 |
| | | |
| TOTAL LIABILITY AND STOCKHOLDER'S EQUITY | $ | 22,499 |

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

## NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

As of November 13, 2020 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory risks, primarily around changing digital media regulations. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its operations and

financial results including shelter in place orders, economic hardships affecting funding for the Company, and affects on the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of November 13, 2020 (inception).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded using the straight-line method over the estimated useful life of the assets, which the Company estimated to be three years for its website. The Company evaluates the recoverability of identifiable assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of November 13, 2020 (inception), the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax

positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. As of November 13, 2020 (inception), the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. As the Company is not yet in operations, no deferred tax provisions have been made.

## NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of November 13, 2020 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: INTANGIBLE ASSETS

The Company's intangible assets consist of a website domain, which was purchased from a third party at the recorded cost.

As of November 13, 2020 (inception), no amortization expense and impairment loss were recognized.

## NOTE 5: DUE TO RELATED PARTY

At inception, the Company entered into an unsecured note agreement with a principal amount of $21,999, bearing interest at 0.13% per annum. The note is payable to the stockholder of the Company and matures on November 13, 2021. The note payable was consideration for the purchase of the website domain.

## NOTE 6: STOCKHOLDER'S EQUITY

The Company has authorized 1,000,000 shares of common stock at $0.001 par value.

On November 13, 2020 (inception), the Company issued to its founder and CEO 500,000 shares of common stock are par value of $0.001 per share.

As of November 13, 2020 (inception), 500,000 shares of common stock were issued and outstanding.

As discussed in Note 8, subsequent to November 13, 2020 (inception) the Company amended its capital structure, converted the outstanding shares to a newly created Series 2 Common Stock, and issued its founder additional shares.

## NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 8: SUBSEQUENT EVENTS

Capital Restructuring and Related Stock Issuances

On December 3, 2020, the Company amended its articles of incorporation to authorize 47,000,000 shares of common stock, $0.0001 par value per share. The common stock was divided into two series, designated as Series 1 Common Stock, consisting of 32,000,000 shares, and as Series 2 Common Stock, consisting of 15,000,000 shares. Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock at the earlier of (1) option of the holder or (2) automatic common conversion event. Series 1 & Series 2 Common Stock shall be entitled to one and ten vote(s) for each share of Series 1 & 2 Common Stock held of record, respectively.

On December 31, 2020, the Company amended its articles of incorporation to authorize 40,000,000 shares, consisting of 30,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock are designated as 19,904,237 shares of Series 1 Common Stock and 10,095,763 shares of Series 2 Common Stock. The preferred stock was designated as 10,000,000 shares of Series Seed Preferred Stock. The Series Seed Preferred Stock are entitled to a liquidation preference of $1.58035 per share, are convertible into Series 1 Common Stock at a dilution protected 1:1 ratio, and are automatically convertible into Series

1 Common Stock if and upon an initial public offering (as defined in the amended articles of incorporation). Series 2 Common Stock are convertible into Series 1 Common Stock at the holders' election and are subject to automatic conversion terms defined in the articles of incorporation. Preferred stockholders vote on an as-converted basis, Series 1 Common Stock are entitled to one vote per share, and Series 2 Common Stock are entitled to ten votes per share.

On December 8, 2020, the 500,000 shares of common stock issued and outstanding on November 13, 2020 were converted to Series 2 Common Stock. The Company issued an additional 9,595,763 shares of Series 2 Common stock at $0.0001 par value. All such shares, totalling to 10,095,763, are held by the Company's founder and CEO.

Convertible Notes, Preferred Stock Issuances, and Conversions

The Company has entered into several convertible note agreements for a total of $950,000 principal. Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater. On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal and interest on the convertible notes payable was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

During 2021 through the issuance of these financial statements, the Company raised gross proceeds of $3,138,000 through the issuance of 1,985,636 shares of Series Seed Preferred Stock at a price per share of $1.58035 under a Regulation D stock offering.

A total of 2,739,964 shares of Series Seed Preferred Stock are issued and outstanding.

Related Party Transactions

On December 23, 2021, the Company paid a related party under common control, Optimize Enterprises, Public Benefit Corporation, ("Optimize") $30,000 for consulting services.

The Company is considering the potential acquisition of Optimize, though there is no agreement is in place as of yet. Optimize is controlled by the majority shareholder of the Company.

Regulation Crowdfunding Offering

The Company is conducting a Regulation Crowdfunding offering on the Wefunder portal offering its Series Seed Preferred Stock at $1.58035 per share. The Company intends to increase the maximum offering size from $1,070,000 to $5,000,000 and close the round in March 2021.

Management's Evaluation

Management has evaluated all subsequent events through March 22, 2021, the date the financial statements were available to be issued and determined there are no additional material events requiring disclosure or adjustment to the financial statements.